UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION

                            (Name of Subject Company)


                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

March 12, 2007

Dear Sunterra Employees,

As you heard from Jim, today we announced that Sunterra has agreed to be acquired by an affiliate of Diamond Resorts. I am delighted to share this news with you and want to take this opportunity to introduce myself and share our vision for taking Sunterra to the next level.

I am the Chairman and Chief Executive Officer of Diamond Resorts and, together with my team, successfully conceive, design, develop, market and manage premier properties, including Polo Towers, the first purpose built, high-rise vacation ownership property in the industry. Our management team has been recognized by the American Resort Development Association for its excellence in virtually every phase of resort development, operations, marketing and sales. We have directly developed $300 million in property and well over $1 billion in sales volume and are proud to have in excess of 29,000 customers in our individual owner base.

My team brings over 25 years of experience and we look forward to working with you and Sunterra's management to enhance the business going forward. We are impressed by the talent that exists within the Company and see that Sunterra has a very bright future. Our vision is to build a solid and broadened position as a world leader in the vacation ownership industry.

We plan to look for areas to grow the business while focusing on enhancements to the consumer experience and the level of hospitality we deliver. We are convinced that this acquisition will benefit employees and customers across the world and hope you share in our excitement.

I look forward to meeting many of you personally in the near future and communicating with you again very soon.

Warmly,



Stephen J. Cloobeck
Chairman and CEO
Diamond Resorts, LLC

Important Notice to Investors: The tender offer for the outstanding common stock of Sunterra Corporation has not yet commenced. This document is neither an offer to purchase nor solicitation of an offer to sell securities. At the time the offer is commenced an affiliate of Diamond Resorts LLC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC"), and Sunterra will file a solicitation/recommendation statement on
Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sunterra's stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.

Forward-Looking Statements; Risk Factors
Statements contained in this document that disclose intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Sunterra cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, such statements include the expected benefits and costs of the acquisition; management plans relating to the acquisition; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the acquisition; the ability to complete the acquisition considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and other factors include, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Sunterra stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, and the possibility that expected benefits may not materialize as expected. If the transaction does not close, Sunterra's stock price may significantly decrease, and Sunterra business may materially impact its business. Among other things, Sunterra could lose sales, Sunterra's management could be distracted, Sunterra could suffer increased employee attrition, and Sunterra could suffer further delays in complying with its periodic reporting requirements. Other risks and uncertainties are described from time to time in Sunterra's filings with the U.S. Securities and Exchange Commission. Sunterra undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.